# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luminar Technologies, Inc., CIK 0001758057
CUSIP: 550424303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001834552
Persons authorized to receive notices and communications: Austin Russell, 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826, 8005322417; Mark Mihanovic, Daniel Woodard, McDermott Will & Schulte LLP, 650 Live Oak Avenue, Suite 300, Menlo Park, California (CA), 94025, (650) 815-7400

## Reporting persons
- Austin Russell (CIK 0001834552): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,872,578; shared voting power 0; sole dispositive power 4,872,578; shared dispositive power 0; aggregate amount beneficially owned 4,872,578 (8.4% of the class)
  Comment: ROW 7, ROW 9, ROW 11: Number of shares beneficially owned represents 4,872,578 shares of Class B Common Stock, $0.0001 par value per share (the 'Class B Common Stock'), of Luminar Technologies, Inc. (the 'Company'). The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company's SecondAmended and Restated Certificate of Incorporation, as amended.
  
  ROW 13: Percent of class represented in Row 11 is based on the aggregate of 68,764,458 shares of Common Stock of the Company (i) derived from 63,891,880 shares of Class A Common Stock and 4,872,578 shares of Class B Common Stock as of August 8, 2025, as reported in the quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 13, 2025. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Luminar Technologies, Inc.
Address of issuer's principal executive offices: 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826
Comment: PRELIMINARY NOTE: This Amendment No. 7, dated October 16, 2025 (this 'Amendment No. 7'), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended by Amendment No. 1, dated July 2, 2021,Amendment No. 2, datedAugust 13, 2021,Amendment No. 3, dated December 27, 2021,Amendment No. 4, dated May 6, 2022, Amendment No. 5, dated May 17, 2023, and Amendment No. 6, dated December 26, 2024, as so amended, the 'Schedule 13D') relating to shares of Class A Common Stock, $0.0001 par value per share (the 'Class A Common Stock'), and shares of Class B Common Stock, $0.0001 par value per share (the 'Class B Common Stock' and, together with the Class A Common Stock, the 'Common Stock'), of the Company. Capitalized terms used in this Amendment No. 7 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.

On October 14, 2025, at the suggestion of certain shareholders and the invitation of certain members of the board of directors (the "Board") of Luminar Technologies, Inc. (the "Company"), the Reporting Person sent a non-binding proposal to the Board as a preliminary basis for discussion regarding a potential transaction (the "Proposed Transaction") in which Russell AI Labs, a company affiliated with the Reporting Person, would acquire 100% of the outstanding shares of the Class A Common Stock of the Company. Under the Proposed Transaction, Russell AI Labs may concurrently acquire a different larger global automotive technology company, and integrate such business into Luminar to create a unified technology platform business ("Luminar 2.0").

Pursuant to the Proposed Transaction, shareholders of the Company would receive consideration of cash and/or marketable securities of the combined Luminar 2.0 entity. The contemplated structure would permit the combined company to be publicly listed under the existing ticker symbol "LAZR", and the name Luminar. In connection with the Proposed Transaction, Russell AI Labs or other entities affiliated with the Reporting Person may also consider investment of new capital in the combined company, subject to final terms of the deal.

The framework also contemplates, as a closing condition, the restructuring of the Company's outstanding indebtedness to result in no more than $150 million of outstanding debt at closing, subject to negotiation. The Proposed Transaction is subject to due diligence, negotiation and execution of mutually acceptable definitive agreements and the acceptance and, potentially, the approval of the Proposed Transaction by the Company's shareholders.

The Reporting Person has founded Russell AI Labs, a platform to build and back next-generation intelligent technology companies together with experienced industry leaders, including Markus Schaefer, a top automotive industry operator and technologist, as the former COO of Daimler and current CTO of Mercedes-Benz. In connection with the Proposal, Mr. Schaefer is contemplated to play an outsized role in the strategic development and operational execution of the business, in order to position the company for prospective successful and profitable partnerships with automakers and technology companies. The Reporting Person believes there is a compelling opportunity to strengthen the Company through a potential strategic transaction that would pair operational discipline with experienced leadership to accelerate and build upon the Company's LiDAR and AI software roadmap, restore rapid commercial momentum, and position the business for sustainable profitability. A strategic combination with a global automotive-technology company could further amplify benefits by adding scale, improving margin efficiency, innovation capacity, and cost synergies, while uniting a global perception-to-decision technology stack for global OEMs.

No assurances can be given that the Proposed Transaction will be consummated or that the Proposed Transaction will have the desired effect. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into definitive documentation. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities.

The Reporting Person intends to engage in discussions with the Company regarding the Proposed Transaction. The Reporting Person may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Company with respect to the Proposed Transaction, withdraw the proposal described herein or any other proposal with respect to the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Person reserves the right to, directly or indirectly, take such additional steps as he may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Company, including, without limitation: (a) engaging in discussions with other shareholders, potential sources of financing, advisors and other relevant parties; and (b) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The Proposed Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, the delisting of the Class A Common Stock from the Nasdaq and the Class A Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Person intends to review his existing investment in the Company and new prospective transaction on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position, results and strategic direction, actions taken by the Company's management and the Board, price levels of the Class A Common Stock and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring shares of Class A Common Stock and/or other equity or other securities of the Company or disposing of some or all of the securities beneficially owned by the Reporting Person in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information: (a) - (b) As of October 16, 2025, the Reporting Person had beneficial ownership of 4,872,578 shares of Class B Common Stock. All of the Class B Common Stock is owned by the Reporting Person. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company's Second Amended and Restated Certificate of Incorporation, as amended, including a conversion at the election of the Reporting Person as described in Item 4. The percentage of Common Stock beneficially owned by the Reporting Person is approximately 8.4% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on the aggregate of 68,764,458 shares of Common Stock of the Company as of August 8, 2025 as described in footnote 2 above. The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of October 16, 2025.
Transactions in the class effected during the past sixty days: (c) Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

## Signatures
- Austin Russell: /s/ Austin Russell, Austin Russell (10/16/2025)